Filed by Falconbridge Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Falconbridge Limited Commission File No. 333-129218

FALCONBRIDGE LIMITED BCE Place 181 Bay Street, Suite 200 Toronto, ON, Canada M5J 2T3 Tel: (416) 982-7111 Fax: (416) 982-7423 www.falconbridge.com

November 9, 2005

To:    Falconbridge Shareholders that were formerly shareholders of Noranda Inc.

Inco Offer for Common Shares of Falconbridge Limited

On June 30, 2005, Noranda Inc. completed its combination with Falconbridge Limited. The amalgamated company was named "Falconbridge Limited". If you were a shareholder of Noranda on June 30, 2005, you became a shareholder of the amalgamated company on that date. Each Noranda common share that you held became one common share of the amalgamated company and your share certificate representing Noranda common shares now represents Falconbridge common shares.

If you have not sold your shares, you would have recently received a package of documents containing, among other things, a take-over bid circular from Inco Limited with an offer to acquire all of the common shares of Falconbridge Limited by Inco and a separate directors' circular from the board of directors of Falconbridge that recommends that shareholders accept the offer and tender their shares to the offer. As a former shareholder of Noranda who continues to hold common shares of Falconbridge, this offer is applicable to you and requires your immediate attention. We recommend that you review the materials that have been sent to you, including the take-over bid circular from Inco and the directors' circular from the board of directors of Falconbridge. If you intend to accept Inco's offer you should follow the instructions contained in the take-over bid circular and the letter of transmittal treating your Noranda share certificate as if it is a share certificate of Falconbridge.

If you have not received this package or require additional copies of any material, including a letter of transmittal, please contact us at the following address: Ste. 200 - 181 Bay Street, P.O. Box 755, BCE Place, Toronto, ON M5J 2T3, Attention: Stephen Young, Corporate Secretary (416-982-7069 or stephen.young@falconbridge.com) or Lynda Beesley, Assistant Corporate Secretary (416-982-7386 or lynda.beesley@falconbridge.com).

IMPORTANT LEGAL INFORMATION FOR U.S. SHAREHOLDERS

This communication may be deemed to be solicitation material in respect of Inco Limited's proposed combination with Falconbridge. On October 24, 2005, Inco filed a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) with the U.S. Securities and Exchange Commission ("SEC") in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge Limited has filed a Schedule 14D-9F in connection with Inco's offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). Documents filed with the SEC by Inco may also be obtained free of charge from Inco's media or investor relations departments. In addition, documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge at the address noted above.

Yours very truly,

FALCONBRIDGE LIMITED

per: "Stephen K. Young"

Stephen K. Young
Corporate Secretary